SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For November 7, 2012

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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This Report contains a copy of the following:

(1)	The Press Release issued on November 7, 2012.

ING posts 3Q12 underlying net profit of EUR 719 million

•	ING Group’s 3Q12 net result was EUR 609 million, or EUR 0.16 per share, including divestments and special items.

•

Bank underlying result before tax was solid at EUR 1,021 million despite the negative impact of CVA/DVA, de-risking losses and higher risk costs. The underlying interest margin rose to 1.33% from 1.26% in 2Q12.

•	Insurance operating result was EUR 238 million. Underlying result before tax declined to EUR 44 million, including negative results on hedges in place to protect regulatory capital.

•	Capital ratios strengthened: Bank core Tier 1 ratio increased to 12.1%; Insurance IGD solvency ratio rose to 249%.

Chairman’s Statement

“During the third quarter, ING continued to deliver on its restructuring plan amid a challenging operating environment. We announced the first three sales of our Asian Insurance/IM units, and Insurance US is making strides in its IPO preparations. At the same time, together with the Dutch State, we have made good progress in our constructive dialogue with the European Commission about revisions to the restructuring plan,” said Jan Hommen, CEO of ING Group. “At ING Bank, we announced the sales of ING Direct Canada and the UK as we sharpen our strategic focus. We also accelerated de-risking efforts, selling EUR 2.4 billion of European debt securities and releasing EUR 5 billion of RWA. The Bank posted a solid quarter, supported by a gain on the sale of our stake in Capital One. At Insurance we kept hedges in place to protect regulatory capital; however, losses on these hedges continued to affect results.”

“As we work to solidify strong stand-alone futures for Bank and Insurance, we are taking steps to increase our agility in this uncertain environment. At Insurance Europe we are accelerating a transformation programme at Nationale-Nederlanden to sharpen its strategic focus and improve processes and systems. These measures, together with delayering of support functions, will result in a reduction in the workforce of 1,350 FTEs and annual savings of approximately EUR 200 million by the end of 2014. At Commercial Banking, we conducted a strategic review and have decided to simplify our business model and exit some businesses outside of ING’s home markets. These measures will reduce the workforce by 1,000 FTEs and lower expenses by EUR 260 million from 2015 onwards.”

“It is painful to announce such steps today, because throughout these challenging times employees at all levels have worked tirelessly to prepare businesses for divestment, secure strong stand-alone futures for Bank and Insurance, and ensure that we are prepared for industry changes and regulatory requirements. And while our employees have gone through a whirlwind of change during the last four years, they have consistently placed their highest priority on supporting our customers. I am grateful for these contributions and am confident that these efforts, combined with further streamlining, will strengthen our company for the long-term benefit of all stakeholders.”

Key Figures1

	3Q2012	3Q2011	Change	2Q2012	Change	9M2012	9M2011	Change
ING Group key figures (in EUR million)
Underlying result before tax Group	1,065	1,347	–20.9%	1,224	–13.0%	3,181	4,744	–32.9%
of which Bank	1,021	878	16.3%	995	2.6%	3,141	3,556	–11.7%
of which Insurance	44	469	–90.6%	229	–80.8%	40	1,188	–96.6%
Underlying net result	719	1,099	–34.6%	1,045	–31.2%	2,306	3,595	–35.9%
Net result	609	1,692	–64.0%	1,171	–48.0%	2,460	4,580	–46.3%
Net result per share (in EUR)[2]	0.16	0.45	–64.4%	0.31	–48.4%	0.65	1.21	–46.3%
Total assets (end of period, in EUR billion)				1,237	0.9%	1,248	1,282	–2.7%
Shareholders’ equity (end of period, in EUR billion)				51	4.7%	53	45	18.8%
Underlying return on equity based on IFRS-EU equity[4]	5.6%	10.4%		8.5%		6.2%	11.7%

Banking key figures
Underlying interest margin	1.33%	1.33%		1.26%		1.30%	1.37%
Underlying cost/income ratio	58.7%	64.5%		58.4%		58.6%	60.1%
Underlying risk costs in bp of average RWA	75	49		72		69	42
Core Tier 1 ratio				11.1%		12.1%	9.6%
Underlying return on equity based on IFRS-EU equity[4]	7.9%	7.1%		7.9%		8.1%	10.1%

Insurance key figures
Operating result ( in EUR million)	238	392	–39.3%	304	–21.7%	800	1,309	–38.9%
Investment margin / life general account invested assets (in bps)[3]	130	126		133
Administrative expenses / operating income (Life & ING IM)	47.6%	44.4%		46.9%		47.8%	42.4%
Underlying return on equity based on IFRS-EU equity[4]	–0.2%	9.7%		5.4%		0.6%	7.0%

The footnotes relating to 1-4 can be found on page 14 of this press release.

Note: Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items.

ING GROUP CONSOLIDATED RESULTS

Operating conditions were persistently challenging during the third quarter due to weak economic fundamentals, the low interest rate environment and financial market volatility. Despite these circumstances, ING Group continued to execute its restructuring plan while focusing on the strategic priorities for the Bank and Insurance.

ING Group posted a third-quarter underlying net profit of EUR 719 million. ING Bank recorded a solid quarter, with underlying pre-tax results up both year-on-year and sequentially. The underlying result before tax of ING Insurance declined on both quarters, primarily due to negative results on hedges to protect regulatory capital.

The third-quarter underlying result before tax of ING Bank rose 16.3% from a year ago and 2.6% from the second quarter to EUR 1,021 million. Results in the current quarter included a EUR 323 million gain on the sale of ING’s equity stake in Capital One, which largely offset the EUR 258 million impact of losses from proactive de-risking as well as the EUR 173 million negative impact of credit valuation and debt valuation adjustments (CVA/DVA) in Commercial Banking and the Corporate Line. The underlying interest margin increased to 1.33% from 1.26% in the second quarter, driven by higher interest results and a lower average balance sheet level during the quarter. Expenses were stable year-on-year, supported by ongoing cost-containment initiatives; however, expenses rose on a sequential basis as the second quarter included favourable non-recurring items. Risk costs increased 2.6% from the second quarter, but were 59.5% higher than a year ago, reflecting the weakening macroeconomic environment.

ING Bank made further progress with its Ambition 2015 priorities, recording EUR 11.0 billion in net growth of funds entrusted. Retail Banking generated EUR 6.1 billion in net inflow of funds entrusted and Commercial Banking attracted EUR 4.9 billion. Total net lending declined by EUR 2.9 billion, reflecting muted demand and pricing discipline.

Results at ING Insurance declined due to pressure on the investment margin from de-risking measures and low interest rates, as well as from lower Non-Life results in the Benelux, due to higher disability claims. Operating results for Insurance fell 21.7% sequentially and 39.3% compared with a year ago. Insurance sales (APE) declined both year-on-year and sequentially, on a constant currency basis, primarily due to lower sales in the Benelux. The third-quarter underlying result before tax was EUR 44 million, reflecting losses on hedges as Insurance continued to focus on protecting regulatory capital. Results also included a EUR 104 million charge for US Closed Block VA related to lapse rate assumption refinements following an annual review of policyholder behaviour assumptions.

ING Group’s quarterly net profit, including divestments and special items, was EUR 609 million. The third-quarter underlying effective tax rate was 29.3%.

ING Group’s third-quarter after-tax special items totalled EUR -108 million and related mainly to restructuring programmes, and separation and IPO preparation costs. After-tax separation and IPO preparation costs were EUR 26 million in the quarter and EUR 108 million year-to-date, out of an estimated total of EUR 150 million for 2012.

Third-quarter net results also include EUR 198 million in net earnings from Insurance and ING IM Asia, which are reported under discontinued operations, and EUR 200 million of net losses on divestments. The latter primarily consists of a goodwill write-off for ING Life Korea.

Insurance/IM Asia was classified as held for sale as of June 2012. In October, ING agreed to sell its insurance operations in Malaysia, Hong Kong, Macau and Thailand and its 33.3% stake in China Merchants Fund. These divestments are expected to deliver net transaction gains of approximately EUR 1.9 billion in the first half of 2013. The process for the remaining units is ongoing.

ING continues to discuss various options for ING Life Japan, including its closed block VA business. However, the closing of sales of ING’s other Asian insurance units may trigger a charge to strengthen reserves for the Japanese closed block VA under ING’s reserve adequacy policy. ING measures reserve adequacy at business line level, where excess reserves in other Asian business units currently offset a shortfall related to the Japanese closed block VA. As transactions close, if the aggregate reserves for the remaining businesses fall below the 50% confidence level, the shortfall must be recognised immediately in the profit & loss account. The reserve inadequacy for the Japanese insurance business, including the VA guarantees reinsured to ING Re, was approximately EUR 0.5 billion at the 50% confidence level at 30 September 2012. This is comprised of an inadequacy of approximately EUR 1.1 billion for the closed block VA, offset by a sufficiency of EUR 0.6 billion for the corporate-owned life insurance business. The nature and timing of any P&L charge from such reserve inadequacy depends on the closing of other divestments in Asia as well as various options currently under investigation for ING Life Japan. Further announcements will be made if and when appropriate.

Following the announced divestments of ING Direct Canada and ING Direct UK in August and October, these units were transferred to held for sale in the third quarter. These two divestments are expected to yield net transaction gains totalling EUR 0.8 billion in the fourth quarter of 2012.

2            ING GROUP PRESS RELEASE 3Q2012

BANKING

Banking key figures

	3Q2012	3Q2011	Change	2Q2012	Change	9M2012	9M2011	Change
Profit and loss data (in EUR million)
Underlying interest result	3,060	2,995	2.2%	2,953	3.6%	9,065	9,140	–0.8%
Underlying income	3,813	3,451	10.5%	3,689	3.4%	11,303	11,151	1.4%
Underlying operating expenses	2,237	2,225	0.5%	2,154	3.9%	6,626	6,701	–1.1%
Underlying addition to loan loss provision	555	348	59.5%	541	2.6%	1,536	895	71.6%
Underlying result before tax	1,021	878	16.3%	995	2.6%	3,141	3,556	–11.7%

Key figures
Underlying interest margin	1.33%	1.33%		1.26%		1.30%	1.37%
Underlying cost/income ratio	58.7%	64.5%		58.4%		58.6%	60.1%
Underlying risk costs in bp of average RWA	75	49		72		69	42
Risk-weighted assets (end of period, in EUR billion, adjusted for divestm.)	286	284	0.7%	303	–5.6%	286	284	0.7%
Underlying return on equity based on IFRS-EU equity[1]	7.9%	7.1%		7.9%		8.1%	10.1%
Underlying return on equity based on 10% core Tier 1[2]	10.3%	8.6%		9.7%		10.1%	12.3%

[1]	Annualised underlying net result divided by average IFRS-EU equity.
[2]	Annualised underlying, after-tax return divided by average equity based on 10% core Tier 1 ratio.

ING Bank posted solid third-quarter results as the gain on the sale of ING’s equity stake in Capital One largely offset losses from de-risking and the negative impact from credit valuation and debt valuation adjustments (CVA/DVA). The underlying result before tax rose to EUR 1,021 million, up 16.3% from the third quarter of 2011 and 2.6% higher than in the second quarter of this year. The underlying interest margin improved on a sequential basis to 1.33%. Expenses were stable compared with a year ago, reflecting ongoing cost-containment efforts. Risk costs increased versus both comparable periods reflecting the weak macroeconomic environment.

Total underlying income rose 10.5% versus a year ago, supported by the EUR 323 million gain on the sale of ING’s equity stake in Capital One. De-risking losses amounted to EUR 258 million as Retail Banking sold EUR 2.4 billion of European debt securities, leading to a EUR 5 billion risk-weighted assets release. Income also included EUR 173 million of negative impacts from CVA/DVA adjustments in Commercial Banking and the Corporate Line. Impairments were limited to EUR 10 million, whereas the third quarter of 2011 included EUR 311 million of impairments (mainly on Greek government bonds), EUR 58 million of de-risking losses and EUR 146 million of positive CVA/DVA adjustments. Total underlying income increased 3.4% from the second quarter of 2012, which included EUR 178 million of de-risking losses and EUR 52 million of positive CVA/DVA adjustments. Excluding the aforementioned items and other market-related impacts, income rose 6.5% on the same quarter a year ago and 3.2% quarter-on-quarter, primarily due to higher interest results.

The underlying interest margin rose to 1.33% from 1.26% in the second quarter, driven by both a higher interest result as well as a lower average balance sheet level during the quarter. The interest result rose 2.2% from a year ago and 3.6% sequentially, primarily due to strong interest results at Financial Markets. The interest result for lending activities improved versus both quarters, supported by moderate volume growth in mortgages and re-pricing. In savings, ING continued to attract strong retail deposit inflows. Although client rates were reduced in several countries, the interest result on savings declined due to lower returns from the investment portfolio, reflecting the low interest rate environment and the impact of de-risking.

ING Bank’s strong deposit-gathering capabilities generated EUR 11.0 billion in net funds entrusted growth during the quarter, demonstrating further progress on the Bank’s Ambition 2015 priorities. Retail Banking generated EUR 6.1 billion of net funds entrusted inflow, of which EUR 4.6 billion was in Retail International and EUR 1.5 billion in the Benelux. The net inflow of funds entrusted at Commercial Banking was EUR 4.9 billion, mainly due to higher current accounts and corporate deposits. Total net lending declined by EUR 2.9 billion reflecting muted demand and pricing discipline. Although net production of residential mortgages was EUR 2.7 billion, lending at Commercial Banking showed a net decline of EUR 5.3 billion, and Other Retail Banking lending decreased by EUR 0.4 billion.

ING GROUP PRESS RELEASE 3Q2012            3

ING Bank continued to place high priority on cost-containment measures throughout the third quarter. Operating expenses increased marginally by 0.5% from the previous year, as strong cost control offset the impact of annual salary increases, higher bank levies, a one-time additional Dutch tax on employee salaries and negative currency effects. Compared with the second quarter of 2012, which included a EUR 38 million reimbursement from the old deposit guarantee scheme in Belgium and lower performance-related expenses, expenses rose 3.9%. The underlying cost/income ratio was 58.7%, or 56.9% excluding market impacts and CVA/DVA adjustments.

The restructuring provision announced today is related to an extensive strategic review of Commercial Banking’s business portfolio, which was initiated earlier this year. Against the backdrop of increasing regulatory requirements and challenging operating conditions, ING has decided to accelerate the implementation of strategic adaptations including the run-off of certain leasing units, right-sizing the equities businesses, and further operational improvements in several businesses, including PCM. These measures, which are already being implemented, are expected to result in a reduction of the workforce by around 1,000 over a period of three years, for which an after-tax provision of approximately EUR 150 million is expected to be recorded as a special item in the fourth quarter of 2012. Cost savings corresponding to these actions are expected to reach an annual run-rate of approximately EUR 260 million by 2015. The review is ongoing and may lead to further changes in the future.

Weak economic and business fundamentals continued to contribute to elevated levels of risk costs in the third quarter. Although the net addition to the provision for loan losses rose only 2.6% to EUR 555 million from the second quarter of 2012, it increased 59.5% year-on-year. The modest increase compared with the second quarter was mainly attributable to Retail Benelux, particularly the midcorporate and SME segments, and by Retail International due to further provisioning for a CMBS position. Risk costs for the Dutch mortgage portfolio were modestly lower quarter-on-quarter, despite a slight increase of non-performing loans to 1.3%. Commercial Banking’s risk costs declined on a sequential basis, but remained elevated, notably in Real Estate Finance. Total third-quarter risk costs at ING Bank were 75 basis points of average risk-weighted assets. ING expects risk costs to remain elevated, reflecting the weakening of the economic climate.

Results at Retail Banking declined to EUR 394 million, as de-risking efforts were accelerated to free up capital and reduce the risk of rating migration. During the quarter, EUR 2.4 billion of European debt securities were sold, leading to EUR 258 million of losses and a EUR 5 billion risk-weighted assets release. Retail Banking continued to place high priority on balance sheet optimisation, recording another strong quarter of net deposit growth as well as moderate lending growth. The interest result rose for the second consecutive quarter, reflecting some easing in the competition for savings, which offset a lower return on the investment portfolio. Risk costs remained elevated and increased versus both comparable quarters, while operating expenses were stable.

Commercial Banking recorded an underlying result before tax of EUR 419 million, double the result in the third quarter of 2011 and stable from the second quarter. Market-related impacts continued to weigh on results, with negative credit and debt valuation adjustments of EUR 107 million in the third quarter of 2012 versus EUR 182 million impairments on Greek bonds in the third quarter of 2011. Excluding these items, income rose 21.3% from a year ago driven by an improvement in results at Financial Markets and Bank Treasury. Risk costs remained elevated, but declined sequentially, while operating expenses decreased slightly from last year.

The underlying result before tax of Corporate Line Banking increased both year-on-year and sequentially to EUR 207 million, reflecting the gain on the sale of ING’s equity stake in Capital One and higher income on capital surplus, which were only partly offset by negative fair value changes on the Bank’s own issued debt.

ING Bank’s quarterly net result was EUR 670 million, including the impact of divestments and special items. On 29 August and 9 October the divestments of ING Direct Canada and ING Direct UK were announced. As a result, the assets and liabilities of both businesses have been transferred to held for sale. At ING Direct UK this led to a goodwill write-off of EUR 16 million, recorded within net losses on divestments in the third quarter. The remaining results on these two transactions are expected to be recorded in the fourth quarter of 2012. Special items after tax were EUR -46 million, mainly related to restructuring expenses in the Netherlands and costs for the separation of Bank and Insurance. The underlying return on IFRS-EU equity was 8.1% for the first nine months of 2012.

4            ING GROUP PRESS RELEASE 3Q2012

INSURANCE

Insurance key figures

	3Q2012	3Q2011	Change	2Q2012	Change	9M2012	9M2011	Change
Margin analysis (in EUR million)
Investment margin	410	435	–5.7%	475	–13.7%	1,309	1,246	5.1%
Fees and premium-based revenues	784	749	4.7%	770	1.8%	2,349	2,334	0.6%
Technical margin	122	100	22.0%	92	32.6%	296	471	–37.2%
Income non-modelled life business	3	12	–75.0%	6	–50.0%	14	34	–58.8%

Life & ING IM operating income	1,319	1,296	1.8%	1,343	–1.8%	3,969	4,085	–2.8%

Administrative expenses	628	576	9.0%	630	–0.3%	1,897	1,733	9.5%
DAC amortisation and trail commissions	334	290	15.2%	318	5.0%	976	878	11.2%

Life & ING IM operating expenses	962	865	11.2%	948	1.5%	2,873	2,611	10.0%

Life & ING IM operating result	357	430	–17.0%	395	–9.6%	1,096	1,474	–25.6%

Non-life operating result	11	38	–71.1%	31	–64.5%	50	146	–65.8%
Corporate line operating result	–130	–77		–122		–346	–311	11.3%

Operating result	238	392	–39.3%	304	–21.7%	800	1,309	–38.9%

Non-operating items	–193	77		–75		–761	–122

Underlying result before tax	44	469	–90.6%	229	–80.8%	40	1,188	–96.6%

Key figures
Administrative expenses / operating income (Life & ING IM)	47.6%	44.4%		46.9%		47.8%	42.4%
Life general account invested assets (end of period, in EUR billion)				136	–2.2%	133	130	2.3%
Investment margin / life general account invested assets[1] (in bps)	130	126		133
ING IM Assets under Management (end of period, in EUR billion)				309	2.3%	316	283	11.7%
Underlying return on equity based on IFRS-EU equity[2]	–0.2%	9.7%		5.4%		0.6%	7.0%

[1]	Four-quarter rolling average
[2]	Annualised underlying net result divided by average IFRS-EU equity

Results from Insurance declined as de-risking measures and the low interest rate environment put pressure on the investment margin, while Non-life results in the Benelux continued to be impacted by higher disability claims. These factors reduced the total operating result for Insurance by 21.7% from the second quarter and by 39.3% compared with a year ago. Underlying results continued to be impacted by losses on hedges, as ING Insurance maintained its focus on protecting regulatory capital amid volatile financial markets.

The operating result from Life Insurance and Investment Management was EUR 357 million, declining 9.6% sequentially and 17.0% year-on-year, as an increase in the operating income was more than offset by an increase in expenses.

The investment margin decreased 5.7% from a year ago to EUR 410 million, reflecting the impact of de-risking in the Benelux since the second half of 2011 as well as the decline in interest rates. The decrease also reflects an exceptionally high level of dividends on private equity, real estate funds, and fixed income funds in the third quarter of 2011 in the Benelux. The investment margin in the US improved, supported by growth in general account assets and lower average crediting rates. The total investment margin was down 13.7% from the second quarter of 2012, reflecting seasonally higher dividends in the second quarter in the Benelux. The four-quarter rolling average investment spread was 130 basis points, down from 133 basis points in the second quarter as a result of de-risking and the low interest rate environment.

Fees and premium-based revenues totalled EUR 784 million, down 2.0% excluding currency effects compared with a year ago and up 0.3% from the second quarter. In the US, higher fees and premium-based revenues from the ongoing businesses were more than offset by higher hedge costs and lower fees on the Closed Block VA. Central & Rest of Europe realised higher fees and premium-based revenues due to sales growth, while the Benelux posted a decline due to lower premium income.

The technical margin improved to EUR 122 million from EUR 100 million a year ago. Lower loss ratios in the Employee Benefits business and a favourable reserve

ING GROUP PRESS RELEASE 3Q2012 5

development in the closed block Group Reinsurance business supported the technical margin in the US. The technical margin in the Benelux benefited from improved mortality results in the current quarter, while the third quarter of 2011 included additions to unit-linked guarantee provisions. The total technical margin for ING Insurance increased 32.6% sequentially as the second quarter included reserve increases and volatility related to the mix of claims in the US Individual Life business.

Administrative expenses for Life & Investment Management increased 2.5% (excluding currency effects) compared with a year ago, but they were down 1.7% from the second quarter, reflecting continued focus on cost control in all regions. Cost reductions were achieved in the US and in the Benelux. However, expenses in ING IM and Central & Rest of Europe rose, reflecting investments to support growth. The ratio of administrative expenses to operating income was 47.6%.

As announced today, Insurance Europe is accelerating its transformation programme in preparation for its stand-alone future. In response to changing customer preferences and market dynamics, Insurance Europe is undertaking actions to increase its agility in the current operating environment by delayering support staff in the Netherlands and sharpen the strategic focus of its business units, in particular Nationale-Nederlanden (NN). These initiatives will result in a reduction of the workforce by around 1,350 FTEs over the period 2013-14, of which 1,075 relate to the programme at NN and 275 to support staff. A redundancy provision of approximately EUR 150 million will be recorded as an after-tax special item in the fourth quarter of 2012. Over the next two years, an additional EUR 75 million (after-tax) of investments in IT will be made in order to improve processes and systems. Cost savings generated by all of these measures are expected to reach an annual run-rate of approximately EUR 200 million by the end of 2014.

The operating result from Non-life insurance declined to EUR 11 million from EUR 38 million in the third quarter of 2011, due to continued unfavourable claims experience in Disability & Accident amid the Dutch economic downturn. On a sequential basis, the Non-life operating result was

EUR 20 million lower as the second quarter was supported by non-recurring reserve releases in Property & Casualty.

The Corporate Line operating result was EUR -130 million compared with EUR -77 million in the third quarter of 2011. This decline was mainly due to higher funding expenses in the US and lower results from Sul America.

The underlying result before tax for Insurance declined to EUR 44 million. Results included a total of EUR -193 million of market-related items, which mainly related to losses on hedges in place to protect regulatory capital in the US and the Benelux, as well as a change in the provision for separate account pension contracts in the Netherlands.

Gains/losses and impairments on investments were EUR 85 million, including EUR 171 million of realised gains on the sale of equities in the Benelux and CMO securities in the US, and EUR 48 million of impairments. Losses from the sale of fixed income securities, caused by de-risking, amounted to EUR 56 million.

Revaluations totalled EUR 4 million as EUR 45 million of negative revaluations on equity hedges in the Benelux and EUR 18 million of negative real estate revaluations were largely offset by EUR 61 million of positive revaluations on private equity.

Market and other impacts amounted to EUR -282 million. The Benelux recorded a EUR 94 million charge related to guarantees on separate account pension contracts (net of hedging). Favourable DAC unlocking was EUR 173 million, driven by model refinements and assumption updates in Insurance US. For US Closed Block VA, the current quarter reflects a EUR 104 million charge related to lapse rate assumption refinements following an annual review of policyholder behaviour assumptions, and a further loss of EUR 212 million, mainly consisting of hedge results, net of reserve changes, as the hedge programme is focused on protecting regulatory capital rather than mitigating earnings volatility.

The third-quarter net result for Insurance was EUR -61 million, including a EUR 198 million net profit from Insurance and ING IM Asia, reported under discontinued operations, as well as EUR 184 million of net losses on divestments. The latter was mainly related to a EUR 200 million goodwill write-off for ING Life Korea. Special items after tax were EUR -63 million, mainly reflecting costs for restructuring programmes and separation expenses.

Insurance sales (APE) declined 1.4% year-on-year and 7.8% sequentially, on a constant currency basis, primarily due to lower sales in the Benelux.

6            ING GROUP PRESS RELEASE 3Q2012

BALANCE SHEET AND CAPITAL MANAGEMENT

Balance Sheet and Capital Management key figures

	ING Group		ING Bank N.V.		ING Verzekeringen N.V.		Holdings/Eliminations
End of period, in EUR million	30 Sep. 12	30 June 12 pro forma[1]	30 Sep. 12	30 June 12 pro forma[1]	30 Sep. 12	30 June 12	30 Sep. 12	30 June 12 pro forma[1]
Balance sheet data
Financial assets at fair value through P&L	251,432	244,565	142,560	136,814	109,103	107,990	–231	–239
Investments	199,335	201,364	81,654	84,841	117,681	116,523
Loans and advances to customers	572,873	578,763	549,606	554,653	27,100	28,242	–3,833	–4,132
Other assets	120,741	110,798	96,998	86,251	31,733	33,548	–7,990	–9,001

Total assets excl. assets held for sale	1,144,381	1,135,490	870,818	862,559	285,617	286,303	–12,053	–13,372

Assets held for sale	103,714	101,758	38,316	37,882	65,398	63,876

Total assets	1,248,096	1,237,248	909,134	900,441	351,015	350,179	–12,053	–13,372

Shareholders’ equity	52,877	50,514	37,602	36,629	26,570	25,165	–11,294	–11,280
Minority interests	1,020	927	795	745	203	158	22	24
Non-voting equity securities	3,000	3,000					3,000	3,000

Total equity	56,897	54,441	38,396	37,374	26,772	25,323	–8,271	–8,256

Debt securities in issue	159,961	157,926	150,577	149,196	2,192	1,547	7,192	7,183
Insurance and investment contracts	233,747	234,252			233,747	234,252
Customer deposits/other funds on deposit	444,955	430,484	454,162	440,944			–9,207	–10,460
Financial liabilities at fair value through P&L	136,291	136,119	133,277	132,807	3,464	3,762	–450	–450
Other liabilities	109,772	119,458	88,882	97,111	22,207	23,734	–1,317	–1,387

Total liabilities excl. liabilities held for sale	1,084,726	1,078,239	826,898	820,058	261,610	263,297	–3,782	–5,116

Liabilities held for sale	106,473	104,569	43,840	43,010	62,633	61,559

Total liabilities	1,191,199	1,182,807	870,738	863,068	324,243	324,856	–3,782	–5,116

Total equity and liabilities	1,248,096	1,237,248	909,134	900,441	351,015	350,179	–12,053	–13,372

Capital ratios (end of period)
ING Group debt/equity ratio	12.3%	12.3%
Bank core Tier 1 ratio			12.1%	11.1%
Insurance IGD Solvency ratio					249%	240%

[1]	Adjusted for transfer of ING Direct Canada and ING Direct UK to assets/liabilities held for sale

ING Group’s balance sheet increased by EUR 11 billion to EUR 1,248 billion in the third quarter, and by EUR 16 billion excluding currency effects, mainly driven by an increase in customer deposits at ING Bank following strong inflows in Retail Banking savings accounts and in corporate deposits.

Shareholders’ equity rose to EUR 53 billion (or EUR 13.91 per share), mainly due to positive revaluations on the investment portfolio as a result of lower interest rates and lower credit spreads, and including the quarterly net profit.

ING Bank’s core Tier 1 ratio strengthened to 12.1% from 11.1% at the end of June. The increase reflects a EUR 17 billion reduction in risk-weighted assets (RWA), of which EUR 7 billion was related to the sale of ING’s equity stake in Capital One and EUR 5 billion to de-risking. The remainder was due to reduced lending volumes and a lower level of market RWA at Commercial Banking. The sale of ING Direct Canada, announced in August, is expected to have a positive impact on the core Tier 1 ratio of approximately a 0.5% percentage point on closing, which is anticipated in the fourth quarter. The sale of ING Direct UK, announced in October, is expected to close in the second quarter of 2013 with a neutral capital impact.

During the third quarter, ING Bank issued EUR 10.3 billion of long-term debt. In the nine months ended 30 September, ING Bank has issued EUR 26.4 billion of debt with a tenor of more than one year compared with EUR 18 billion of long-term debt maturing in the whole of 2012, lengthening ING’s long-term funding profile. As a result, ING Bank’s funding needs are more than covered for 2012.

The Insurance Group Directive ratio (IGD) rose from 240% to 249% mainly due to an increase in shareholders’ equity as lower interest rates led to a rise in revaluation reserves.

The Group’s debt/equity ratio was unchanged at 12.3% as both adjusted equity and core debt remained stable.

On 1 January 2013, the revised IAS 19 on pensions will come into effect, requiring immediate recognition of ‘unrecognised actuarial gains and losses’ through equity. If this were to be applied today to 30 September figures, ING Group’s capital would be reduced by approximately EUR 2.3 billion, of which EUR 1.4 billion at Bank and EUR 0.9 billion at Insurance. The pro-forma Group debt/equity ratio would increase from 12.3% to 12.8%. The Bank’s core Tier 1 ratio would be reduced from 12.1% to 11.6%; however, this 50 basis point impact was already reflected in ING’s expected Basel III impact, which will phase out net pension assets from capital calculations over time. The IGD ratio for Insurance would decline from 249% to 240%. However, it is still uncertain whether this full effect will be reflected in capital ratios as discussions with regulatory authorities are ongoing. The recognition of ‘unrecognised actuarial gains and losses’ through equity will create volatility in equity and capital going forward.

ING GROUP PRESS RELEASE 3Q2012 7

BUSINESS AND SUSTAINABILITY HIGHLIGHTS

Customer preferences and habits are changing, and the demands on the financial industry from regulators, customers, shareholders and society at large are increasing. ING recognises the importance of these trends and has initiatives focused on customer centricity, operational excellence and sustainability at the core of the Group strategy.

Customer centricity and operational excellence

ING Private Banking Netherlands has invested heavily in deepening its client relationships and in improving its services. For example, it has established client service teams with specialised advisors and introduced a new all-in pricing model to enhance transparency for clients. In recognition of these efforts, ING was named ‘Best Private Bank 2012 in the Netherlands’ by the Dutch business magazine Incompany based on research among customers of Dutch private banks. ING Private Banking received the highest scores in all four categories (service, investment results, know-how and price), underlining its increased focus on customer centricity.

While customer centricity and operational excellence help to ensure flawless service for customers, handling complaints provides a valuable opportunity to learn from customers and quickly resolve their issues. ING Bank Turkey, for example, has improved its handling of complaints so that most customer issues can now be resolved on the spot, thereby reducing reaction time and avoiding potential escalation. In July 2012, ING Bank Turkey was recognised as the most successful bank in handling customer complaints by the popular independent Turkish website Sikayertvar.com, which aggregates customer complaints of more than 9,000 companies, including financial companies. In Spain, ING Direct has turned its ‘ING Direct Ombudsman’ customer complaint centre into a driver for customer satisfaction by learning from mistakes and proactively correcting them at the source to avoid reoccurrence. As a result of this project, ING Direct Spain has been able to implement more than 100 improvements in products and processes.

In addition to information gathered through complaints processing, the Net Promoter Score (NPS) is an important method to garner customer feedback on products and services and improve problem areas. Based on insights from NPS, ING’s insurance units across Europe and Asia are revising their written customer communications to ensure that the language used is clear and free of jargon. They are also enhancing accessibility by increasing the use of electronic correspondence with customers. In the Czech Republic and Slovakia, customers have responded very positively to ING’s efforts to increase transparency and modernise its communications processes.

ING in Society

Sustainability forms an integral part of ING’s corporate strategy. ING’s sustainability approach is focused on achieving long-term business success for both ING and its clients while contributing towards economic development, a healthy environment and a stable society. During the third quarter of 2012, ING made further progress in embedding sustainability into its overall corporate strategy and business activities.

Tackling food and energy shortages

In July 2012, ING Bank and The International Finance Corporation (IFC) launched a USD 500 million risk-sharing facility to contribute to the Critical Commodities Finance Programme. The facility seeks to support the global trade of agricultural and energy commodities by ING clients in emerging markets by reducing the risks associated with food and energy shortages and helping to maintain stable prices for buyers in these markets.

ING IM to manage EUR 400 million FDC mandate

ING Investment Management Europe has been selected by the Luxembourg state-owned pension fund “Fonds de compensation commun au regime general de pension” to manage a EUR 400 million global equity mandate. ING IM will manage the mandate by applying its sustainable equity strategy, which identifies additional business risks and opportunities by integrating environmental, social and governance factors into the investment analysis.

External sustainability rankings

In September 2012, ING’s scores in the following sustainability benchmarks were announced:

•	ING achieved a strong improvement in its Carbon Disclosure Project assessment score, which rose from 64 points in 2011 to 93 points in 2012.

•

ING’s 2012 score from Sustainable Asset Management (SAM) decreased by three points compared with 2011, mainly due to a lower score for the environment pillar, one of the three assessed. As a result, ING is no longer included in the Dow Jones Sustainability World Index.

•	For the 12th consecutive year, ING was included in the FTSE4Good Index.

•

The VBDO (the Dutch Association of Investors for Sustainable Development) published its ‘Benchmark Responsible Investment by Insurance Companies’. Nationale-Nederlanden (NN) rose to the fifth position in the 2012 benchmark from 11th place in 2011. NN’s higher score is largely attributable to increased transparency around the implementation of ING Group’s environmental and social risk (ESR) policy framework.

External reviews of our sustainability performance and disclosure are highly valued by ING. For 2013, ING will expand its reporting on how its sustainability approach is reflected in its business results.

8            ING GROUP PRESS RELEASE 3Q2012

APPENDIX 1 ING GROUP: CONSOLIDATED PROFIT AND LOSS ACCOUNT

ING Group: Consolidated profit and loss account

	Total Group[1]		Total Banking		Total Insurance
in EUR million	3Q2012	3Q2011	3Q2012	3Q2011	3Q2012	3Q2011
Gross premium income	4,609	4,373			4,609	4,373
Interest result Banking operations	3,034	2,996	3,060	2,995
Commission income	876	891	525	548	351	343
Total investment & other income	1,064	3,503	228	–92	847	3,697

Total underlying income	9,583	11,764	3,813	3,451	5,807	8,413

Underwriting expenditure	4,811	7,059			4,811	7,059
Staff expenses	1,787	1,708	1,279	1,267	508	442
Other expenses	1,225	1,206	907	885	318	321
Intangibles amortisation and impairments	51	73	51	73

Operating expenses	3,063	2,987	2,237	2,225	825	763
Interest expenses Insurance operations	86	17			123	117
Addition to loan loss provisions	555	348	555	348
Other	3	5			3	5

Total underlying expenditure	8,518	10,417	2,792	2,573	5,763	7,944

Underlying result before tax	1,065	1,347	1,021	878	44	469

Taxation	312	241	265	268	48	–27
Minority interests	34	7	24	20	10	–13

Underlying net result	719	1,099	732	590	–13	509

Net gains/losses on divestments	–200	516	–16	520	–184	–5
Net result from divested units		125		125
Net result from discontinued business[2]	198	74			198	74
Special items after tax	–108	–122	–46	–42	–63	–79

Net result	609	1,692	670	1,193	–61	499

[1]	Including intercompany eliminations
[2]	The results of Insurance/IM Asia (2012 and 2011 periods) and Insurance Latin America (2011 periods) have been transferred to “net result from discontinued operations”.

ING GROUP PRESS RELEASE 3Q2012            9

APPENDIX 2 ING GROUP: CONSOLIDATED BALANCE SHEET

ING Group: Consolidated balance sheet

	ING Group			ING Bank NV			ING Verzekeringen NV		Holdings/eliminations
in EUR million	30 Sep. 2012	30 June 2012 pro forma[1]	30 June 2012	30 Sep. 2012	30 June 2012 pro forma[1]	30 June 2012	30 Sep. 2012	30 June 2012	30 Sep. 2012	30 June 2012 pro forma[1]	30 June 2012
Assets
Cash and balances with central banks	28,367	16,165	16,181	26,164	13,974	13,990	10,352	11,162	–8,149	–8,971	–8,971
Amounts due from banks	44,788	45,249	47,395	44,789	45,249	47,395
Financial assets at fair value through P&L	251,432	244,565	244,584	142,560	136,814	136,833	109,103	107,990	–231	–239	–239
Investments	199,335	201,364	205,318	81,654	84,841	88,795	117,681	116,523
Loans and advances to customers	572,873	578,763	610,204	549,606	554,653	586,093	27,100	28,242	–3,833	–4,132	–4,132
Reinsurance contracts	5,461	5,679	5,679				5,461	5,679
Investments in associates	2,235	2,255	2,255	846	849	849	1,363	1,375	26	31	31
Real estate investments	1,339	1,342	1,342	246	253	253	816	813	277	276	276
Property and equipment	2,689	2,724	2,746	2,330	2,338	2,361	358	386
Intangible assets	2,707	2,889	2,929	1,788	1,803	1,843	1,084	1,251	–165	–165	–165
Deferred acquisition costs	4,634	4,670	4,670				4,634	4,670
Other assets	28,523	29,826	30,069	20,835	21,787	22,030	7,665	8,212	23	–173	–173

Total assets excl. assets held for sale	1,144,381	1,135,490	1,173,371	870,818	862,559	900,441	285,617	286,303	–12,053	–13,372	–13,372
Assets held for sale	103,714	101,758	63,876	38,316	37,882		65,398	63,876

Total assets	1,248,096	1,237,248	1,237,248	909,134	900,441	900,441	351,015	350,179	–12,053	–13,372	–13,372

Equity
Shareholders’ equity	52,877	50,514	50,514	37,602	36,629	36,629	26,570	25,165	–11,294	–11,280	–11,280
Minority interests	1,020	927	927	795	745	745	203	158	22	24	24
Non-voting equity securities	3,000	3,000	3,000						3,000	3,000	3,000

Total equity	56,897	54,441	54,441	38,396	37,374	37,374	26,772	25,323	–8,271	–8,256	–8,256

Liabilities
Subordinated loans	8,938	8,840	9,089	16,658	16,859	17,108	4,236	4,286	–11,956	–12,305	–12,305
Debt securities in issue	159,961	157,926	157,926	150,577	149,196	149,196	2,192	1,547	7,192	7,183	7,183
Other borrowed funds	18,060	19,560	19,560				7,734	8,877	10,326	10,683	10,683
Insurance and investment contracts	233,747	234,252	234,252				233,747	234,252
Amounts due to banks	51,367	58,870	58,874	51,367	58,870	58,873
Customer deposits and other funds on deposits	444,955	430,484	472,916	454,162	440,944	483,377			–9,207	–10,460	–10,460
Financial liabilities at fair value through P&L	136,291	136,119	136,341	133,277	132,807	133,030	3,464	3,762	–450	–450	–450
Other liabilities	31,408	32,188	32,290	20,857	21,383	21,484	10,237	10,572	314	233	233

Total liabilities excl. liabilities held for sale	1,084,726	1,078,239	1,121,248	826,898	820,058	863,068	261,610	263,297	–3,782	–5,116	–5,116
Liabilities held for sale	106,473	104,569	61,559	43,840	43,010		62,633	61,559

Total liabilities	1,191,199	1,182,807	1,182,807	870,738	863,068	863,068	324,243	324,856	–3,782	–5,116	–5,116

Total equity and liabilities	1,248,096	1,237,248	1,237,248	909,134	900,441	900,441	351,015	350,179	–12,053	–13,372	–13,372

[1]	Adjusted for transfer of ING Direct Canada and ING Direct UK to assets/liabilities held for sale

ING GROUP PRESS RELEASE 3Q2012            10

APPENDIX 3 RETAIL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Retail Banking: Consolidated profit and loss account

			Retail Banking Benelux				Retail International
	Total Retail Banking		Netherlands		Belgium		Germany		Rest of World
in EUR million	3Q2012	3Q2011	3Q2012	3Q2011	3Q2012	3Q2011	3Q2012	3Q2011	3Q2012	3Q2011
Interest result	2,116	2,157	840	920	450	401	280	311	546	525
Commission income	296	309	117	122	79	78	21	32	78	78
Investment income	28	–77	0	0	2	–10	0	–52	25	–15
Other income	–165	17	15	10	38	23	7	10	–225	–25

Total underlying income	2,275	2,406	972	1,051	570	491	309	301	425	562

Staff and other expenses	1,555	1,557	565	604	362	359	168	161	460	433
Intangibles amortisation and impairments	6	4	5	4	1	1	0	–1	0	0

Operating expenses	1,561	1,561	570	609	363	360	168	160	460	433

Gross result	713	845	401	443	207	131	141	142	–36	130

Addition to loan loss provision	319	206	181	99	54	35	17	25	67	46

Underlying result before tax	394	640	221	344	152	96	124	116	–103	83

Client balances (in EUR billion)[1]
Residential Mortgages	315.1	297.8	143.3	142.1	30.2	28.1	59.1	55.2	82.5	72.5
Other Lending	95.1	91.1	40.1	42.5	32.6	29.6	3.8	3.2	18.7	15.8
Funds Entrusted	413.2	383.3	114.1	104.2	74.9	71.4	93.7	87.1	130.4	120.5
AUM/Mutual Funds	56.1	53.2	15.6	14.7	26.9	26.3	6.2	5.4	7.4	6.8

Profitability and efficiency[1]
Cost/income ratio	68.6%	64.9%	58.7%	57.9%	63.7%	73.3%	54.3%	52.9%	108.4%	77.0%
Return on equity based on 10.0% core Tier 1[2]	6.3%	12.8%	13.2%	21.2%	21.6%	15.3%	13.2%	13.2%	–7.5%	4.4%

Risk[1]
Risk costs in bp of average RWA	85	57	144	80	106	75	32	50	46	33
Risk-weighted assets (end of period)	148,543	144,663	49,810	48,940	20,360	18,952	21,993	20,368	56,380	56,403

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 3Q2012            11

APPENDIX 4 COMMERCIAL BANKING: CONSOLIDATED PROFIT AND LOSS ACCOUNT

Commercial Banking: Consolidated profit and loss account

	Total Commercial Banking		Industry Lending		General Lending & Transaction Services		Financial Markets		Bank Treasury, Real Estate & Other
in EUR million	3Q2012	3Q2011	3Q2012	3Q2011	3Q2012	3Q2011	3Q2012	3Q2011	3Q2012	3Q2011
Interest result	874	888	375	384	301	281	178	56	19	167
Commission income	222	241	115	145	92	84	19	6	–5	7
Investment income	34	–150	9	10	0	0	3	–28	23	–133
Other income	140	–8	–24	–19	8	16	7	110	149	–116

Total underlying income	1,270	970	476	520	402	381	207	144	186	–76

Staff and other expenses	579	556	109	113	188	175	225	209	56	58
Intangibles amortisation and impairments	37	62	0	0	0	0	0	0	37	61

Operating expenses	616	618	109	113	188	176	225	209	93	120

Gross result	655	352	366	407	214	206	–18	–65	93	–195

Addition to loan loss provision	235	143	142	91	65	28	0	0	29	23

Underlying result before tax	419	210	225	316	149	177	–18	–65	64	–218

Client balances (in EUR billion)[1]
Residential Mortgages
Other Lending	131.0	140.3	75.0	78.5	46.4	50.1	2.0	3.4	7.6	8.3
Funds Entrusted	66.2	63.6	1.0	2.0	35.1	34.2	3.5	4.9	26.7	22.6
AUM/Mutual Funds	0.2	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.3

Profitability and efficiency[1]
Cost/income ratio	48.5%	63.7%	23.0%	21.8%	46.9%	46.1%	108.9%	145.1%	50.0%	n.a.
Return on equity based on 10.0% core Tier 1[2]	10.1%	4.4%	16.8%	20.1%	9.3%	10.7%	–1.7%	–9.7%	19.1%	–38.6%

Risk[1]
Risk costs in bp of average RWA	71	43	131	82	59	24	0	0	92	65
Risk-weighted assets (end of period)	129,297	135,500	42,802	45,472	43,765	46,839	30,530	28,612	12,201	14,576

[1]	Key figures based on underlying figures
[2]	Underlying after-tax return divided by average equity based on 10.0% core Tier 1 ratio (annualised)

ING GROUP PRESS RELEASE 3Q2012            12

APPENDIX 5 INSURANCE: MARGIN ANALYSIS AND KEY FIGURES

Insurance: Margin analysis and key figures

	ING Insurance			Benelux		Central & Rest of Europe		United States		US Closed Block VA		ING IM		Corporate Line
In EUR million	3Q2012	3Q2011		3Q2012	3Q2011	3Q2012	3Q2011	3Q2012	3Q2011	3Q2012	3Q2011	3Q2012	3Q2011	3Q2012	3Q2011
Investment margin	410	435		117	187	14	19	280	230	0	–1	–1	–0
Fees and premium-based revenues	784	749		137	146	111	108	306	259	21	39	208	197
Technical margin	122	100		44	36	44	45	23	14	10	5	—	—
Income non-modelled life business	3	12		–1	9	4	3	–0	0	–0	–0	0	0

Life & ING IM operating income	1,319	1,296		297	378	174	174	609	503	31	44	207	197

Administrative expenses	628	576		145	144	72	69	218	192	24	20	168	151
DAC amortisation and trail commissions	334	290		44	50	55	51	196	161	38	28	1	1

Life & ING IM expenses	962	865		189	193	128	119	413	353	63	48	169	152

Life & ING IM operating result	357	430		108	185	47	55	195	151	–31	–4	38	45

Non-life operating result	11	38		10	36	1	2	—	—	—	—	—	—
Corporate Line operating result	–130	–77												–130	–77

Operating result	238	392		118	220	48	57	195	151	–31	–4	38	45	–130	–77

Gains/losses and impairments	85	–339		48	–108	–6	–160	40	–75	0	0	0	–0	2	5
Revaluations	4	293		–31	230	1	—	13	62	–0	–0	26	1	–5	1
Market & other impacts	–282	123		–114	199	—	—	148	–54	–316	–23	—	—	–0	—

Underlying result before tax	44	469		20	541	43	–103	398	85	–348	–27	64	45	–132	–72

Life Insurance - New business figures
Single premiums	2,500	2,438		335	521	142	161	2,023	1,756	—	—	—	—	—	—
Annual premiums	377	336		35	36	71	59	272	241	—	—	—	—	—	—
New sales (APE)	627	580		68	88	85	75	474	417	—	—	—	—	—	—

Key figures
Gross premium income	4,609	4,373		1,138	1,305	457	471	2,984	2,562	98	97	—	—	–68	–61
Adm. expenses / operating income (Life & ING IM)	47.6%	44.4%		48.8%	38.1%	41.4%	39.7%	35.8%	38.2%	77.4%	45.5%	81.2%	76.6%
Life general account invested assets (end of period, in EUR billion)	133	130		60	59	7	7	61	59	5	6	—	—	—	—
Investment margin / Life general account invested assets (in bps)[1]	130	126		98	107	84	95	173	155	33	53	—	—
Provision for life insurance & investm. contracts for risk policyholder (end of period)	100,879	109,323	[2]	22,571	22,001	3,795	3,376	41,513	33,252	33,000	29,544	—	—	—	—
Net production client balances (in EUR billion)	–1.0	–2.3		–0.7	–0.7	0.2	0.2	–0.8	–0.5	–0.7	–0.6	1.0	–0.7	—	—
Client balances (end of period, in EUR billion)	355.8	305.0		70.9	69.7	28.7	24.9	102.6	91.4	33.9	30.3	119.6	88.7	—	—
Administrative expenses (total)	778	716		240	244	73	70	218	192	24	20	168	151	55	39

[1]	Four-quarter rolling average
[2]	3Q2011 includes EUR 21,150 million for Asia/Pacific

ING GROUP PRESS RELEASE 3Q2012            13

ENQUIRIES

Investor enquiries

T: +31 20 576 6396

E: investor.relations@ing.com

Press enquiries

T: +31 20 576 5000

E: media.relations@ing.com

Investor conference call, media conference call and webcast

Jan Hommen, Patrick Flynn, Wilfred Nagel and Matt Rider will discuss the results in an analyst and investor conference call on 7 November 2012 at 9:00 CET. Members of the investment community can join the conference call at +31 20 794 8500 (NL), +44 207 190 1537 (UK) or +1 480 629 9031 (US) and via live audio webcast at www.ing.com.

Additional information is available in the following documents on www.ing.com:

•	ING Group Quarterly Report

•	ING Group Statistical Supplement

•	ING Group Historical Trend Data

•	ING Group Analyst Presentation

•	ING Group Condensed consolidated interim financial information for the period ended 30 September 2012

A media conference call will be held on 7 November 2012 at 11:00 CET. Journalists are invited to join the conference in Q&A-mode at + 31 20 531 58 46 (NL) or +44 203 365 3210 (UK) and via live audio webcast at www.ing.com.

DISCLAIMER

ING Group’s Annual Accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’).

In preparing the financial information in this document, the same accounting principles are applied as in the 2011 ING Group Annual Accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

Notes from the front page table:

[1]	The results of Insurance/IM Asia (2012 and 2011 periods) and Insurance Latin America (2011 periods) have been transferred to “net result from discontinued operations”.
[2]	Result per share differs from IFRS earnings per share in respect of attributions to the core Tier 1 securities.
[3]	Four-quarter rolling average.
[4]	Annualised underlying net result divided by average IFRS-EU equity.

Note: Underlying figures are non-GAAP measures and are derived from figures according to IFRS-EU by excluding impact from divestments and special items.

14            ING GROUP PRESS RELEASE 3Q2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: November 7, 2012